Exhibit (a)(5)(A)

Trip.com Group Announces Put Right Notification for

1.99% Convertible Senior Notes due 2025

SHANGHAI, May 29, 2020 — Trip.com Group Limited (Nasdaq: TCOM) (“Trip.com Group” or the “Company”), a leading provider of online travel and related services, including accommodation reservation, transportation ticketing, packaged tours and in-destination services, corporate travel management, and other travel-related services, today announced that it is notifying holders of its 1.99% Convertible Senior Notes due 2025 (CUSIP No. 22943F AH3) (the “Notes”) that pursuant to the Indenture dated as of June 24, 2015 (the “Indenture”) relating to the Notes by and between the Company and The Bank of New York Mellon, as trustee and paying agent, each holder has the right, at the option of such holder, to require the Company to purchase all of such holder’s Notes or any portion of the principal thereof that is equal to US$1,000 principal amount (or an integral multiple thereof) for cash on July 1, 2020 (the “Put Right”). The Put Right expires at 5:00 p.m., New York City time, on Monday, June 29, 2020.

As required by rules of the United States Securities and Exchange Commission (the “SEC”), the Company will file a Tender Offer Statement on Schedule TO today. In addition, documents specifying the terms, conditions, and procedures for exercising the Put Right will be available through the Depository Trust Company and the paying agent, which is The Bank of New York Mellon. None of the Company, its board of directors, or its employees has made or is making any representation or recommendation to any holder as to whether to exercise or refrain from exercising the Put Right.

The Put Right entitles each holder of the Notes to require the Company to repurchase all or a portion of such holder’s Notes in principal amounts equal to US$1,000 or integral multiples thereof. The repurchase price for such Notes will be equal to 100% of the principal amount of the Notes to be repurchased, plus any accrued and unpaid interest to, but excluding, July 1, 2020, which is the date specified for repurchase in the Indenture (the “2020 Repurchase Date”), subject to the terms and conditions of the Indenture and the Notes. The 2020 Repurchase Date is an interest payment date under the terms of the Indenture and the Notes. Accordingly, on July 1, 2020, being the interest payment date, the Company will pay accrued and unpaid interest on all of the Notes through June 30, 2020, to all holders who were holders of record on June 15, 2020, regardless of whether the Put Right is exercised with respect to such Notes. On the 2020 Repurchase Date, there will be no accrued and unpaid interest on the Notes. As of May 28, 2020, there was US$400,000,000 in aggregate principal amount of the Notes outstanding. If all outstanding Notes are surrendered for repurchase through exercise of the Put Right, the aggregate cash purchase price will be US$400,000,000.

The opportunity for holders of the Notes to exercise the Put Right commences today, May 29, 2020, and will terminate at 5:00 p.m., New York City time, on Monday, June 29, 2020. In order to exercise the Put Right, a holder must follow the transmittal procedures set forth in the Company’s Put Right Notice to holders (the “Put Right Notice”), which is available through the Depository Trust Company and The Bank of New York Mellon. Holders may withdraw any previously tendered Notes pursuant to the terms of the Put Right at any time prior to 5:00 p.m., New York City time, on Monday, June 29, 2020, which is the second business day immediately preceding the 2020 Repurchase Date, or as otherwise provided by applicable law.

This press release is for information only and is not an offer to purchase, a solicitation of an offer to purchase, or a solicitation of an offer to sell the Notes or any other securities of the Company. The offer to purchase the Notes will be only pursuant to, and the Notes may be tendered only in accordance with, the Company’s Put Right Notice dated May 29, 2020 and related documents. Holders of Notes may request the Company’s Put Right Notice from the paying agent, The Bank of New York Mellon.

By Mail, Overnight Courier, or Email:	By Facsimile (for Eligible Institutions only):
BNY Mellon ATTN: CT REORG 111 Sanders Creek Pkwy E. Syracuse, NY 13057 CT_Reorg_Unit_Inquiries@bnymellon.com	+1 (732) 667-9408 For Information or Confirmation by Telephone: +1 (315) 414-3317

HOLDERS OF NOTES AND OTHER INTERESTED PARTIES ARE URGED TO READ THE COMPANY’S SCHEDULE TO, PUT RIGHT NOTICE, AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT TRIP.COM GROUP LIMITED AND THE PUT RIGHT.

Materials filed with the SEC will be available electronically without charge at the SEC’s website, http://www.sec.gov. Documents filed with the SEC may also be obtained without charge at the Company’s website, http://investors.trip.com.

About Trip.com Group Limited

Trip.com Group Limited (Nasdaq: TCOM) is a leading one-stop travel service provider consisting of Trip.com, Ctrip, Skyscanner, and Qunar. Across its platforms, Trip.com Group enables local partners and travelers around the world to make informed and cost-effective bookings for travel products and services, through aggregation of comprehensive travel-related information and resources, and an advanced transaction platform consisting of mobile apps, Internet websites, and 24/7 customer service centers. Founded in 1999 and listed on Nasdaq in 2003, Trip.com Group has become one of the largest travel companies in the world in terms of gross merchandise value.

For further information, please contact:

Investor Relations

Trip.com Group Limited

Tel: +86 (21) 3406-4880 × 12229

Email: iremail@trip.com